UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 31)
STATS ChipPAC Ltd.

(Name of the Issuer)
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Persons Filing Statement)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☑	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURES

     This Amendment No. 31 amends and supplements the Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule 13E-3”) with the Securities and Exchange Commission on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Rule 13e-3 Transaction Statement relates to the acquisition by STSPL of ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore

(the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 31 shall have the meaning set forth in the Schedule 13E-3.
     This Amendment amends and supplements the disclosure in Item 5 (“Past Contacts, Transactions, Negotiations and Agreements”), Item 6 (“Purposes of the Transaction and Plans or Proposals”) and Item 11 (“Interest in Securities of the Subject Company”) of the Schedule 13E-3.
Purchases of Ordinary Shares, ADSs and Convertible Notes
     As previously disclosed, STSPL intends to continue to seek to acquire additional Ordinary Shares, ADSs and Convertible Notes, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as STSPL shall determine, subject to applicable law and regulations. However, prior to November 18, 2007, STSPL may not acquire such securities at an effective price higher than S$1.75 per Ordinary Share (equivalent to S$17.50 per ADS) except with the consent of the Singapore Securities Industry Council.
     Since the filing of Amendment No. 30 to the Schedule 13E-3, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	On May 29, 2007, STSPL acquired beneficial ownership of an additional 69,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0674 per Ordinary Share.

•	On June 1, 2007, STSPL acquired beneficial ownership of an additional 22,480 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0655 per Ordinary Share.

•	On June 4, 2007, STSPL acquired beneficial ownership of an additional 320,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07729 per Ordinary Share.

•	On June 5, 2007, STSPL acquired beneficial ownership of an additional 92,000 Ordinary Shares through market purchases on Nasdaq at an effective price of US$1.0864 per Ordinary Share.

•	On June 6, 2007, STSPL acquired beneficial ownership of an additional 1,063,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US $1.069 per Ordinary Share.

•	On June 7, 2007, STSPL acquired beneficial ownership of an additional 292,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0802 per Ordinary Share.

•	On June 8, 2007, STSPL acquired beneficial ownership of an additional 54,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.089 per Ordinary Share.

•	On June 12, 2007, STSPL acquired beneficial ownership of an additional 232,970 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08213 per Ordinary Share.

•	On June 13, 2007, STSPL acquired beneficial ownership of an additional 133,230 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0841 per Ordinary Share.

•	On June 14, 2007, STSPL acquired beneficial ownership of an additional 354,370 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0839 per Ordinary Share.

•	On June 15, 2007, STSPL acquired beneficial ownership of an additional 230,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0845 per Ordinary Share.

•	On June 18, 2007, STSPL acquired beneficial ownership of an additional 42,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.092 per Ordinary Share.

•	On June 25, 2007, STSPL acquired beneficial ownership of an additional 82,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0897 per Ordinary Share.

•	On June 27, 2007, STSPL acquired beneficial ownership of an additional 95,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0956 per Ordinary Share.

•	On July 5, 2007, STSPL acquired beneficial ownership of an additional 70,500 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1162 per Ordinary Share.

•	On July 6, 2007, STSPL acquired beneficial ownership of an additional 140,100 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1202 per Ordinary Share.

•	On July 9, 2007, STSPL acquired beneficial ownership of an additional 127,370 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1142 per Ordinary Share.

•	On July 10, 2007, STSPL acquired beneficial ownership of an additional 17,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.128 per Ordinary Share.

•	On July 11, 2007, STSPL acquired beneficial ownership of an additional 136,380 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1375 per Ordinary Share.

•	On September 4, 2007, STSPL acquired beneficial ownership of an additional 64,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.00113 per Ordinary Share.

•	On September 5, 2007, STSPL acquired beneficial ownership of an additional 49,740 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.01483 per Ordinary Share.

•	On September 6, 2007, STSPL acquired beneficial ownership of an additional 64,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.02447 per Ordinary Share.

•	On September 7, 2007, STSPL acquired beneficial ownership of an additional 38,700 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.02809 per Ordinary Share.

•	On September 10, 2007, STSPL acquired beneficial ownership of an additional 31,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.04630 per Ordinary Share.

•	On September 11, 2007, STSPL acquired beneficial ownership of an additional 36,710 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.05598 per Ordinary Share.

•	On September 12, 2007, STSPL acquired beneficial ownership of an additional 54,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.05828 per Ordinary Share.

•	On September 13, 2007, STSPL acquired beneficial ownership of an additional 41,900 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.03987 per Ordinary Share.

•	On September 14, 2007, STSPL acquired beneficial ownership of an additional 54,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.04328 per Ordinary Share.

•	On September 17, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0474 per Ordinary Share.

•	On September 18, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06672 per Ordinary Share.

•	On September 19, 2007, STSPL acquired beneficial ownership of an additional 52,870 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06219 per Ordinary Share.

•	On September 20, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.05821 per Ordinary Share.

•	On September 21, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.05449 per Ordinary Share.

•	On September 24, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06166 per Ordinary Share.

•	On September 25, 2007, STSPL acquired beneficial ownership of an additional 51,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06295 per Ordinary Share.

•	On September 26, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07207 per Ordinary Share.

•	On September 27, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06316 per Ordinary Share.

•	On September 28, 2007, STSPL acquired beneficial ownership of an additional 55,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08112 per Ordinary Share.

•	On October 1, 2007, STSPL acquired beneficial ownership of an additional 50,780 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07650 per Ordinary Share.

•	On October 2, 2007, STSPL acquired beneficial ownership of an additional 50,780 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06376 per Ordinary Share.

•	On October 3, 2007, STSPL acquired beneficial ownership of an additional 50,780 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.06965 per Ordinary Share.

•	On October 4, 2007, STSPL acquired beneficial ownership of an additional 39,850 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07171 per Ordinary Share.

•	On October 5, 2007, STSPL acquired beneficial ownership of an additional 47,340 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08158 per Ordinary Share.

•	On October 8, 2007, STSPL acquired beneficial ownership of an additional 41,770 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08638 per Ordinary Share.

•	On October 9, 2007, STSPL acquired beneficial ownership of an additional 32,230 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07705 per Ordinary Share.

•	On October 10, 2007, STSPL acquired beneficial ownership of an additional 41,770 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08129 per Ordinary Share.

•	On October 11, 2007, STSPL acquired beneficial ownership of an additional 41,770 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08218 per Ordinary Share.

•	On October 12, 2007, STSPL acquired beneficial ownership of an additional 41,770 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.09269 per Ordinary Share.

•	On October 15, 2007, STSPL acquired beneficial ownership of an additional 48,160 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08682 per Ordinary Share.
     The aggregate purchase price for such additional Ordinary Shares is US$5,425,730.88.
     As of October 15, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,843,858,079 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of Convertible Subordinated Notes due 2008 beneficially owned by STSPL may be converted), representing 84.10% of the issued Ordinary Shares (including in the numerator and the denominator the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL).
Termination of Nasdaq listing and ADR program
     As previously disclosed, STSPL may consider seeking to cause the Company to voluntarily terminate the listing of its Ordinary Shares on the SGX-ST or the listing of its ADSs on Nasdaq, or both, subject to compliance with applicable law and listing requirements. STSPL may also consider seeking to cause the Company to terminate the registration of its Ordinary Shares and ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.

     STSPL and Temasek are discussing with the Company the possible delisting from Nasdaq, termination of the Company’s ADR program and, if permitted by the applicable rules, termination of the registration of the Company’s Ordinary Shares and ADSs under the Exchange Act. There is no certainty as to whether the termination of the Nasdaq listing, the termination of the ADR program and the termination of registration of the Ordinary Shares and ADSs under the Exchange Act will proceed as all of these actions are subject to the decision of the board of directors of the Company.
     Purchases by STSPL of Ordinary Shares and ADSs, the termination of the listing of the ADSs on Nasdaq and the termination of the ADR program may facilitate the termination of registration of the Ordinary Shares and ADSs under the Exchange Act, which STSPL intends to propose to the Company if and when the applicable requirements for termination of registration are satisfied, and also could result in the delisting of the Ordinary Shares from the SGX-ST.
     As previously disclosed, if the listing of the Ordinary Shares or ADSs is terminated, it is possible that the Ordinary Shares or ADSs would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through other sources. The extent of the public market for the Ordinary Shares and ADSs and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Ordinary Shares and ADSs remaining at such time, the interest in maintaining a market in the Ordinary Shares and ADSs on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors. If the ADR program is terminated, holders of ADSs will be entitled to receive, for a period of time after the termination date and upon payment of ADS cancellation fees, Ordinary Shares in exchange for each ADS held by such holders upon surrender by them of their ADSs, subject to the terms and conditions of the Deposit Agreement.
     The Ordinary Shares are not listed in the United States, and, if the Ordinary Shares are delisted from the SGX-ST, there would be no public trading market for the Ordinary Shares. As previously disclosed, the SGX-ST may suspend the listing of the Ordinary Shares on the SGX-ST if STSPL and other substantial shareholders (i.e., shareholders who have an interest in not less than 5% of the issued Ordinary Shares) own more than 90% of the issued Ordinary Shares. As STSPL currently owns 82.97% of the issued Ordinary Shares, and the Company received notice on May 17, 2007 of one other substantial shareholder, further purchases of Ordinary Shares and ADSs by STSPL or any other shareholder may result in the suspension of the listing of the Ordinary Shares on the SGX-ST. Furthermore, as previously disclosed and discussed below, STSPL and Temasek may to seek to cause the Company to voluntarily terminate the listing of the Shares on the SGX-ST, subject to compliance with applicable law and listing requirements.
     As previously disclosed, termination of registration of the Ordinary Shares and ADSs under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated.
     For additional information relating to the possible effects of a termination of the listing of the ADSs on Nasdaq, termination of the ADR program or termination of registration of the Ordinary Shares and ADSs under the Exchange Act, see “THE OFFER — 15. Effect of the Offer on the Market for the Ordinary Shares and ADSs; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations” in the Offer to Purchase.
Termination of SGX listing
     As previously disclosed, STSPL and Temasek may to seek to cause the Company to voluntarily terminate the listing of the Ordinary Shares on the SGX-ST, subject to compliance with applicable law and listing requirements. In connection with the above discussions on the potential delisting from Nasdaq, termination of the Company’s ADR program and, if permitted by the applicable rules, termination of the registration of the Company’s Ordinary Shares and ADSs under the Exchange Act, STSPL and Temasek have also discussed with the Company the possibility of delisting from the SGX-ST. However, as any delisting of the Ordinary Shares from the SGX-ST is subject to certain conditions being satisfied, there is no certainty as to whether STSPL and Temasek will proceed to seek a delisting of the Ordinary Shares from the SGX-ST. STSPL and Temasek will make an appropriate announcement in the event that a decision is reached on whether or not to seek to cause the Company to terminate the listing of the ordinary shares on the SGX-ST. Furthermore, any termination of the listing of the Ordinary Shares on the SGX-ST is subject to the decision of the board of directors of the Company.
     Under the Listing Manual of SGX-ST, the SGX-ST may agree, upon the Company’s application, to delist the Company and its Ordinary Shares if, subject to compliance with other requirements under the Listing Manual, the Company convenes a general meeting of its shareholders and the proposal to delist is approved by a majority of at least 75 percent of the Ordinary Shares of all shareholders present and voting on a poll, either in person or by proxy at the general meeting, provided that the proposal to delist is not voted against by 10 percent or more of the Ordinary Shares of all shareholders present and voting on a poll, either in person or by proxy at the general meeting. The Company’s directors and the controlling shareholder of the Company may vote on the proposal to delist.
     In accordance with the Listing Manual of the SGX-ST, if STSPL submits a delisting proposal to the Company to seek a voluntary delisting of the Company from the SGX-ST, STSPL must make a cash offer (the “Exit Offer”) to all holders of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). If the Exit Offer is commenced before November 18, 2007 (six months after the final closing date of the tender offer by STSPL for the Company), the Singapore Code on Takeovers and Mergers specifies that the price offered cannot be higher than S$1.75 per Ordinary Share (equivalent to S$17.50 per ADS) except with the consent of the Singapore Securities Industry Council.
     Termination of the listing of the Ordinary Shares on the SGX-ST would mean that shareholders who continue to hold the Ordinary Shares after such termination would hold shares in an unlisted company, and it is likely to be difficult for such shareholders to sell their Ordinary

Shares in the absence of a public market for the Ordinary Shares. Furthermore, the Company after delisting would no longer be obliged to comply with the Listing Rules of the SGX-ST, in particular the corporate disclosure requirements applicable to listed companies, substantially reducing the information required to be furnished by the Company to its shareholders and to the SGX-ST.
     For additional information relating to the possible effects of a termination of the listing of the Ordinary Shares on the SGX-ST, see “THE OFFER — 15. Effect of the Offer on the Market for the Ordinary Shares and ADSs; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations” in the Offer to Purchase.
Other Matters
     STSPL and Temasek review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company’s securities, STSPL and Temasek may, at any time, either alone or as part of group, acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise; dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise; or formulate other purposes, plans or proposals regarding the Company or any of its securities and may communicate any of such plans or proposals to the Company, to the extent deemed advisable in light of general investment criteria and policies of STSPL and Temasek, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.
     In addition, from time to time, STSPL and Temasek and their affiliates may hold discussions with the management or directors of the Company or other parties regarding any or all of the following, and STSPL and Temasek specifically reserve the right to change their intention with respect to any or all of such matters:
     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any further change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company’s business or corporate structure;

     (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) any action similar to any of those enumerated above.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 16, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations